UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sage Therapeutics, Inc.

(Name of Subject Company)

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Gregory Shiferman

Sage Therapeutics, Inc.

Senior Vice President, General Counsel

55 Cambridge Parkway

Cambridge, MA 02142

(617) 299-8380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson, P.C.

Laura Knoll, P.C.

Merric Kaufman

Kirkland & Ellis LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 385-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Sage Therapeutics, Inc., a Delaware corporation (“Sage” or “Company”), with the Securities and Exchange Commission on July 2, 2025, relating to the tender offer by Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus” or “Parent”), and Saphire, Inc., a Delaware corporation and a wholly owned subsidiary of Supernus (“Purchaser”), to purchase all of the outstanding shares of common stock of Sage, par value $0.0001 per share (the “Shares”), for (i) $8.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, plus (ii) one contingent value right per Share (a “CVR”), which represents the right to receive up to $3.50 per Share upon the satisfaction of specified milestones, net to the seller in cash, without interest and subject to any withholding of taxes, pursuant to the CVR Agreement (as defined in the Agreement and Plan of Merger, dated June 13, 2025, by and among Supernus, Purchaser and Sage (the “Merger Agreement”)), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as may be amended or supplemented from time to time, and together with the Offer to Purchase, the “Offer”), pursuant to the Merger Agreement.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Explanatory Note:

As described further below, in connection with the Offer and the Merger Agreement, two complaints have been filed as individual actions by purported stockholders of Sage in New York state court. Certain demand letters have also been sent to Sage by purported stockholders making similar allegations. Sage believes that the allegations in such complaints and demand letters are without merit. Sage believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9, as originally filed on July 2, 2025, disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions, and to minimize the expense of defending such actions, Sage wishes to make voluntarily certain supplemental disclosures related to the Transactions for the purposes of mooting the allegations in any complaints related to the Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined text to the first full paragraph on page 48 in the section captioned “—Certain Financial Projections—June 2025 Projections” as follows:

“As part of the Board’s review and evaluation of the Supernus June 6 Proposal, Sage’s management presented an updated version of the May 2025 Budget Projections (as defined below) that assumed U.S. peak sales of ZURZUVAE of $0.9 billion whereby Sage would execute on its standalone plans focused on commercialization of ZURZUVAE and assumed a resource reallocation, a winddown of research and development activities, and a workforce reorganization, with the goal of extending Sage’s cash runway and achieving profitability from the ongoing commercialization of ZURZUVAE (the “June 2025 Projections”). The June 2025 Projections assumed a reduction in headcount and corporate spending, a reduction in research and development spending to approximately $5 million per year and the elimination of the future financing rounds. Because the June 2025 Projections did not assume further development and commercialization of Sage’s pipeline product candidates, none of the values below reflect risk adjustment.”

2.	By adding the rows containing bold and underlined text to the below table in the section captioned “—Certain Financial Projections—June 2025 Projections” on page 48 as follows:

June 2025 Projections

(Amounts in Millions)

	Fiscal year ending December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
ZURZUVAE Revenue to Sage (1)	$104	$178	$219	$260	$310	$364	$389	$403	$418	$434	$450
ZURZUVAE Royalties	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	$28	$20	-	-	-	-	-	-	-	-	-
Total Revenue	$133	$204	$229	$273	$325	$380	$406	$421	$436	$451	$468
(-) COGS	($6)	($6)	($7)	($8)	($8)	($9)	($10)	($10)	($10)	($7)	($7)
Gross Profit	$127	$198	$222	$265	$316	$371	$396	$411	$425	$445	$461
(-) R&D	($71)	($28)	($30)	($31)	($32)	($33)	($34)	($35)	($36)	($37)	($38)
(-) SG&A	($127)	($167)	($171)	($175)	($180)	($184)	($189)	($186)	($181)	($172)	($159)
(-) Corporate	($80)	($39)	($40)	($42)	($43)	($45)	($47)	($48)	($50)	($52)	($54)
EBIT	($152)	($36)	($19)	$17	$61	$109	$126	$142	$158	$183	$210
(-) Taxes	-	-	-	($4)	($13)	($23)	($27)	($30)	($33)	($39)	($44)
NOPAT	($152)	($36)	($19)	$14	$48	$86	$100	$112	$125	$145	$166
(+) Depreciation	$1	$2	$2	$3	$3	$4	$4	$5	$6	$6	$7
(-) CapEx	($5)	($6)	($7)	($8)	($9)	($10)	($11)	($11)	($12)	($12)	($13)
(+/-) Change in NWC	($19)	($14)	($5)	($9)	($10)	($11)	($5)	($3)	($3)	($3)	($3)
Unlevered Free Cash Flow	($174)	($55)	($29)	($0)	$32	$68	$88	$103	$115	$136	$157
Memo: Tax Benefit from NOLs	-	-	-	-	$10	$24	$25	$28	$27	$31	$35

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
ZURZUVAE Revenue to Sage (1)	$467	$245	$103	$43	$18	$8	$3	$1	$1	$0
ZURZUVAE Royalties	$17	$17	$14	$12	$10	$4	$3	$3	$2	$2
ZURZUVAE Milestones	-	-	-	-	-	-	-	-	-	-
Total Revenue	$484	$262	$117	$55	$28	$12	$6	$4	$3	$2
(-) COGS	($7)	($3)	($2)	($2)	($2)	($2)	($2)	($2)	($2)	($2)
Gross Profit	$477	$260	$115	$53	$26	$10	$5	$2	$1	$0
(-) R&D	($39)	($25)	($15)	($15)	($12)	($5)	($2)	($1)	($0)	($0)
(-) SG&A	($139)	($120)	($51)	($23)	($10)	($3)	($1)	($0)	($0)	($0)
(-) Corporate	($55)	($34)	($15)	($7)	($4)	($1)	($1)	($0)	($0)	($0)
EBIT	$243	$81	$34	$8	$1	$1	$1	$1	$1	$0
(-) Taxes	($51)	($17)	($7)	($2)	($0)	($0)	($0)	($0)	($0)	($0)
NOPAT	$192	$64	$27	$7	$0	$1	$1	$1	$1	$0
(+) Depreciation	$7	$5	$4	$3	$3	$3	$4	$4	$4	$5
(-) CapEx	($13)	($9)	($6)	($5)	($5)	($5)	($5)	($5)	($5)	($6)
(+/-) Change in NWC	($3)	$44	$29	$12	$5	$3	$1	$0	$0	$0

Unlevered Free Cash Flow	$183	$105	$53	$17	$4	$3	$0	$0	($0)	($0)
Memo: Tax Benefit from NOLs	$41	$14	$6	$1	$0	$0	$0	$0	$0	$0

(1) 50% of total U.S. ZURZUVAE revenue.

3.

By adding the rows containing bold and underlined text to the below table in the section captioned “—Certain Financial Projections— Additional Projected Financial Information” beginning on page 52 as follows:

May 2025 Budget Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$40	$104	$178	$219	$260	$310	$364	$389	$403	$418	$434	$450	$467
ZURZUVAE Royalties	-	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	-	$28	$20	-	-	-	-	-	-	-	-	-	-
SAGE-319	-	-	-	-	-	-	-	-	-	$6	$64	$159	$203
SAGE-324	-	-	-	-	-	-	-	-	$2	$17	$120	$200	$224
Platform	-	-	-	-	-	-	-	-	-	-	$1	$9	$45
Total Revenue	$40	$133	$204	$229	$273	$325	$380	$406	$422	$460	$637	$836	$957
(-) COGS	($5)	($6)	($6)	($7)	($8)	($8)	($9)	($9)	($10)	($11)	($13)	($19)	($23)
Gross Profit	$34	$127	$198	$222	$265	$316	$371	$397	$413	$449	$624	$817	$934
(-) R&D	($89)	($95)	($127)	($128)	($146)	($181)	($196)	($183)	($203)	($206)	($225)	($239)	($257)
(-) SG&A	($113)	($128)	($178)	($185)	($192)	($201)	($211)	($220)	($239)	($267)	($268)	($276)	($286)
(-) Corporate	($212)	($61)	($51)	($55)	($59)	($65)	($68)	($71)	($77)	($85)	($87)	($91)	($95)
Memo: ZURZUVAE Opex	($135)	($141)	($182)	($188)	($195)	($200)	($205)	($211)	($215)	($218)	($214)	($215)	($217)
EBIT	($379)	($157)	($158)	($146)	($132)	($130)	($104)	($78)	($107)	($110)	$45	$211	$296
(-) Taxes	-	-	-	-	-	-	-	-	-	-	($9)	($44)	($62)
NOPAT	($379)	($157)	($158)	($146)	($132)	($130)	($104)	($78)	($107)	($110)	$36	$167	$233
(+) Depreciation	$1	$1	$2	$2	$3	$3	$4	$4	$5	$6	$10	$14	$17
(-) CapEx	($3)	($5)	($6)	($7)	($8)	($9)	($10)	($11)	($11)	($12)	($16)	($20)	($23)
(+/-) Change in NWC	($8)	($19)	($14)	($5)	($9)	($10)	($11)	($5)	($3)	($7)	($35)	($40)	($24)
Unlevered Free Cash Flow	($390)	($180)	($177)	($156)	($146)	($146)	($122)	($90)	($116)	($123)	($6)	$121	$203
Memo: NOLs	-	-	-	-	-	-	-	-	-	-	$8	$37	$50

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$245	$103	$43	$18	$8	$3	$1	$1	$0	-	-	-	-
ZURZUVAE Royalties	$17	$14	$12	$10	$4	$3	$3	$2	$2	-	-	-	-
ZURZUVAE Milestones	-	-	-	-	-	-	-	-	-	-	-	-	-
SAGE-319	$216	$223	$230	$237	$244	$252	$259	$267	$220	$165	$124	$93	$69
SAGE-324	$234	$241	$248	$204	$85	$36	$15	$6	$3	$2	$1	$1	$1
Platform	$129	$243	$368	$503	$650	$821	$1,024	$1,247	$1,476	$1,712	$1,958	$2,214	$2,436
Total Revenue	$841	$824	$902	$972	$992	$1,115	$1,303	$1,523	$1,701	$1,879	$2,083	$2,307	$2,506

(-) COGS	($24)	($29)	($35)	($40)	($43)	($49)	($58)	($68)	($78)	($86)	($96)	($108)	($118)
Gross Profit	$817	$796	$867	$932	$949	$1,066	$1,245	$1,455	$1,623	$1,793	$1,987	$2,200	$2,389
(-) R&D	($271)	($277)	($289)	($304)	($316)	($326)	($338)	($352)	($366)	($467)	($532)	($600)	($660)
(-) SG&A	($212)	($164)	($149)	($149)	($144)	($153)	($157)	($170)	($181)	($160)	($174)	($190)	($204)
(-) Corporate	($74)	($78)	($82)	($86)	($61)	($64)	($68)	($71)	($74)	($78)	($82)	(86)	($90)
Memo: ZURZUVAE Opex	($117)	($52)	($25)	($12)	($5)	($3)	($2)	($1)	($1)	-	-	-	-
EBIT	$260	$276	$347	$393	$428	$523	$682	$863	$1,001	$1,088	$1,199	$1,323	$1,434
(-) Taxes	($55)	($58)	($73)	($82)	($90)	($110)	($143)	($181)	($210)	($229)	($252)	($278)	($301)
NOPAT	$205	$218	$274	$310	$339	$413	$538	$682	$791	$860	$947	$1,045	$1,133
(+) Depreciation	$17	$18	$20	$22	$23	$26	$30	$35	$39	$43	$47	$52	$57
(-) CapEx	($21)	($20)	($22)	($24)	($24)	($27)	($31)	($36)	($40)	($43)	($48)	($53)	($57)
(+/-) Change in NWC	$23	$3	($15)	($14)	($4)	($25)	($38)	($44)	($35)	($36)	($41)	($45)	($40)
Unlevered Free Cash Flow	$225	$219	$257	$295	$333	$387	$500	$636	$755	$823	$906	$1,000	$1,093
Memo: NOLs	$44	$46	$58	$66	$72	$88	$114	$145	$3	-	-	-	-

(1) 50% of total U.S. ZURZUVAE revenue.

4.	By adding the rows containing bold and underlined text to the below table in the section captioned “—Certain Financial Projections—Additional Projected Financial Information” on page 53 as follows:

May 2025 Management Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$40	$112	$226	$281	$330	$369	$393	$417	$443	$470	$499	$529	$561
ZURZUVAE Royalties	-	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	-	$28	$20	-	-	-	-	-	-	-	-	$75	-
SAGE-319	-	-	-	-	-	-	-	-	-	$6	$64	$159	$203
SAGE-324	-	-	-	-	-	-	-	-	$2	$17	$120	$200	$224
Platform	-	-	-	-	-	-	-	-	-	-	$1	$9	$45
Total Revenue	$40	$141	$253	$291	$343	$384	$409	$434	$462	$511	$701	$989	$1,051
(-) COGS	($5)	($6)	($7)	($8)	($8)	($9)	($9)	($10)	($10)	($11)	($13)	($20)	($24)
Gross Profit	$34	$135	$246	$283	$335	$375	$400	$424	$452	$500	$688	$970	$1,027
(-) R&D	($89)	($95)	($127)	($128)	($146)	($181)	($196)	($183)	($203)	($206)	($225)	($239)	($257)
(-) SG&A	($113)	($128)	($178)	($185)	($192)	($201)	($211)	($220)	($239)	($267)	($268)	($276)	($286)
(-) Corporate	($212)	($61)	($51)	($55)	($59)	($65)	($68)	($71)	($77)	($85)	($87)	($91)	($95)
Memo: ZURZUVAE Opex	($135)	($141)	($182)	($188)	($195)	($200)	($205)	($211)	($215)	($218)	($214)	($215)	($217)
EBIT	($380)	($149)	($110)	($85)	($62)	($71)	($76)	($50)	($68)	($59)	$109	$364	$388
(-) Taxes	-	-	-	-	-	-	-	-	-	-	($23)	($76)	($81)
NOPAT	($380)	($149)	($110)	($85)	($62)	($71)	($76)	($50)	($68)	($59)	$86	$287	$307
(+) Depreciation	$1	$1	$2	$2	$3	$4	$4	$5	$5	$7	$10	$16	$18
(-) CapEx	($3)	($5)	($7)	($8)	($9)	($10)	($11)	($11)	($12)	($13)	($17)	($23)	($25)
(+/-) Change in NWC	($8)	($20)	($22)	($8)	($10)	($8)	($5)	($5)	($6)	($10)	($38)	($58)	($12)
Unlevered Free Cash Flow	($390)	($173)	($138)	($99)	($79)	($86)	($88)	($62)	($80)	($75)	$42	$222	$288

Memo: NOLs	-	-	-	-	-	-	-	-	-	-	$18	$66	$65

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$294	$123	$52	$22	$9	$4	$2	$1	$0	-	-	-	-
ZURZUVAE Royalties	$17	$14	$12	$10	$4	$3	$3	$2	$2	-	-	-	-
ZURZUVAE Milestones	-	-	-	-	-	-	-	-	-	-	-	-	-
SAGE-319	$216	$223	$230	$237	$244	$252	$259	$267	$220	$165	$124	$93	$69
SAGE-324	$234	$241	$248	$204	$85	$36	$15	$6	$3	$2	$1	$1	$1
Platform	$129	$243	$368	$503	$650	$821	$1,024	$1,247	$1,476	$1,712	$1,958	$2,214	$2,436
Total Revenue	$890	$845	$910	$975	$993	$1,115	$1,303	$1,524	$1,701	$1,879	$2,083	$2,307	$2,506
(-) COGS	($24)	($29)	($35)	($40)	($43)	($49)	($58)	($68)	($78)	($86)	($96)	($108)	($118)
Gross Profit	$866	$816	$875	$935	$951	$1,066	$1,245	$1,455	$1,623	$1,793	$1,987	$2,200	$2,389
(-) R&D	($271)	($277)	($289)	($304)	($316)	($326)	($338)	($352)	($366)	($467)	($532)	($600)	($660)
(-) SG&A	($211)	($164)	($149)	($149)	($143)	($153)	($157)	($169)	($181)	($160)	($174)	($190)	($204)
(-) Corporate	($74)	($78)	($82)	($86)	($61)	($64)	($68)	($71)	($74)	($78)	($82)	($86)	($90)
Memo: ZURZUVAE Opex	($117)	($51)	($24)	($12)	($5)	($3)	($2)	($1)	($1)	-	-	-	-
EBIT	$309	$297	$356	$397	$430	$523	$682	$863	$1,001	$1,088	$1,199	$1,323	$1,434
(-) Taxes	($65)	($62)	($75)	($83)	($90)	($110)	($143)	($181)	($210)	($229)	($252)	($278)	($301)
NOPAT	$244	$235	$281	$313	$340	$414	$539	$682	$791	$860	$947	$1,045	$1,133
(+) Depreciation	$17	$18	$20	$22	$23	$26	$30	$35	$39	$43	$47	$52	$57
(-) CapEx	($22)	($21)	($22)	($24)	($24)	($27)	($31)	($36)	($40)	($43)	($48)	($53)	($57)
(+/-) Change in NWC	$32	$9	($13)	($13)	($4)	($24)	($37)	($44)	($35)	($36)	($41)	($45)	($40)
Unlevered Free Cash Flow	$272	$241	$266	$299	$335	$388	$500	$637	$755	$823	$906	$1,000	$1,093
Memo: NOLs	$52	$50	$60	$67	$72	$88	$113	-	-	-	-	-	-

(1) 50% of total U.S. ZURZUVAE revenue.

5.	By adding the rows containing bold and underlined text to the below table in the section captioned “—Certain Financial Projections—Additional Projected Financial Information” on page 54 as follows:

May 2025 Upside Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$40	$112	$226	$313	$368	$411	$437	$464	$493	$524	$555	$589	$624
ZURZUVAE Royalties	-	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	-	$28	$20	-	-	-	-	-	-	$75	-	-	-
SAGE-319	-	-	-	-	-	-	-	-	-	$6	$64	$159	$203
SAGE-324	-	-	-	-	-	-	-	-	$2	$17	$120	$200	$224
Platform	-	-	-	-	-	-	-	-	-	-	$1	$9	$45
Total Revenue	$40	$141	$253	$323	$381	$426	$454	$481	$512	$640	$758	$974	$1,114
(-) COGS	($5)	($6)	($7)	($8)	($9)	($9)	($10)	($10)	($11)	($12)	($14)	($20)	($25)
Gross Profit	$34	$135	$246	$314	$372	$417	$444	$471	$502	$628	$744	$954	$1,090
(-) R&D	($89)	($95)	($127)	($128)	($146)	($181)	($196)	($183)	($203)	($206)	($225)	($239)	($257)

(-) SG&A	($113)	($128)	($178)	($196)	($204)	($212)	($223)	($233)	($252)	($281)	($281)	($290)	($301)
(-) Corporate	($212)	($61)	($51)	($58)	($62)	($68)	($71)	($75)	($80)	($88)	($90)	($94)	($99)
Memo: ZURZUVAE Opex	($135)	($141)	($182)	($199)	($207)	($212)	($217)	($223)	($227)	($231)	($228)	($229)	($232)
EBIT	($379)	($149)	($110)	($68)	($40)	($44)	($47)	($19)	($34)	$53	$148	$330	$433
(-) Taxes	-	-	-	-	-	-	-	-	-	($11)	($31)	($69)	($91)
NOPAT	($379)	($149)	($110)	($68)	($40)	($44)	($47)	($19)	($34)	$42	$117	$261	$342
(+) Depreciation	$1	$1	$2	$3	$3	$4	$4	$5	$6	$8	$11	$16	$19
(-) CapEx	($3)	($5)	($7)	($9)	($10)	($11)	($12)	($12)	($13)	($16)	($18)	($23)	($26)
(+/-) Change in NWC	($8)	($20)	($22)	($14)	($12)	($9)	($5)	($6)	($6)	($25)	($24)	($43)	($28)
Unlevered Free Cash Flow	($390)	($173)	($138)	($88)	($58)	($60)	($60)	($32)	($48)	$8	$86	$210	$307
Memo: NOLs	-	-	-	-	-	-	-	-	-	$2	$33	$59	$73

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$327	$137	$57	$24	$10	$4	$2	$1	$0	-	-	-	-
ZURZUVAE Royalties	$17	$14	$12	$10	$4	$3	$3	$2	$2	-	-	-	-
ZURZUVAE Milestones	-	-	-	-	-	-	-	-	-	-	-	-	-
SAGE-319	$216	$223	$230	$237	$244	$252	$259	$267	$220	$165	$124	$93	$69
SAGE-324	$234	$241	$248	$204	$85	$36	$15	$6	$3	$2	$1	$1	$1
Platform	$129	$243	$368	$503	$650	$821	$1,024	$1,247	$1,476	$1,712	$1,958	$2,214	$2,436
Total Revenue	$923	$859	$916	$978	$994	$1,116	$1,303	$1,524	$1,701	$1,879	$2,083	$2,307	$2,506
(-) COGS	($24)	($29)	($35)	($40)	($43)	($49)	($58)	($68)	($78)	($86)	($96)	($108)	($118)
Gross Profit	$899	$830	$881	$938	$952	$1,067	$1,245	$1,455	$1,623	$1,793	$1,987	$2,200	$2,389
(-) R&D	($271)	($277)	($289)	($304)	($316)	($326)	($338)	($352)	($366)	($467)	($532)	($600)	($660)
(-) SG&A	($219)	($167)	($150)	($149)	($144)	($153)	($157)	($169)	($181)	($160)	($174)	($190)	($204)
(-) Corporate	($74)	($78)	($82)	($86)	($61)	($64)	($68)	($71)	($74)	($78)	($82)	($86)	($90)
Memo: ZURZUVAE Opex	($124)	($55)	($25)	($12)	($5)	($3)	($2)	($1)	($1)	-	-	-	-
EBIT	$335	$308	$361	$399	$431	$524	$682	$863	$1,002	$1,088	$1,199	$1,323	$1,434
(-) Taxes	($70)	($65)	($76)	($84)	($91)	($110)	($143)	($181)	($210)	($229)	($252)	($278)	($301)
NOPAT	$265	$244	$285	$315	$341	$414	$539	$682	$791	$860	$947	$1,045	$1,133
(+) Depreciation	$18	$18	$21	$22	$23	$26	$30	$35	$39	$43	$47	$52	$57
(-) CapEx	($22)	($21)	($22)	($24)	($24)	($27)	($31)	($36)	($40)	($43)	($48)	($53)	($57)
(+/-) Change in NWC	$38	$13	($11)	($12)	($3)	($24)	($37)	($44)	($35)	($36)	($41)	($45)	($40)
Unlevered Free Cash Flow	$298	$254	$272	$301	$336	$388	$500	$637	$755	$823	$906	$1,000	$1,093
Memo: NOLs	$56	$52	$61	$67	$72	$88	$49	-	-	-	-	-	-

(1) 50% of total U.S. ZURZUVAE revenue.

6.	By adding the bold and underlined text to the second to last full paragraph on page 54 in the section captioned “—Certain Financial Projections—Additional Projected Financial Information” as follows:

“Sage is summarizing the June 2025 Projections, the September 2024 ZURZUVAE Only Projections, the September 2024 Elevate Projections, the January 2025 Projections, the February 2025 Elevate Projections and the May 2025 Projections (collectively, the “Projections”) in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted prospective financial information that was prepared for the Board for the purposes described above. For the avoidance of doubt, the Board was not provided with a calculation of unlevered free cash flow in connection with its review of the September 2024 ZURZUVAE Only Projections, the September 2024 Elevate Projections, the January 2025 Budget Projections, the January 2025 Management Projections, the January 2025 Upside Projections, or the February 2025 Elevate Projections. Neither Supernus nor Party E were provided with a calculation of unlevered free cash flow as part of the projections that were provided to them by Sage, as described above. Sage makes and has made no representation to Supernus or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information, including the Projections.”

7.	By adding the bold and underlined text to the first full paragraph on page 59 in the section captioned “—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis” as follows:

“Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Sage to derive a range of illustrative present values per Share of Sage. Using the mid-year convention for discounting cash flows and discount rates ranging from 14.5% to 16.5%, reflecting estimates of Sage’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2025, estimates of unlevered free cash flow for Sage for the years Q2 2025 through 2045 as reflected in the Forecasts. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including Sage’s target capital structure weightings, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Sage, as well as certain financial metrics for the United States financial markets generally. In addition, using the mid-year convention for discounting cash flows and discount rates ranging from 14.5% to 16.5%, reflecting estimates of Sage’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2025, the estimated benefits of Sage’s net operating losses (“NOLs”) for the years Q2 2025 through 2045, as reflected in the Forecasts and as described further above in the section captioned “—Certain Financial Projections.””

8.	By adding the bold and underlined text to the second full paragraph on page 59 in the section captioned “—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis” as follows:

“Goldman Sachs derived ranges of illustrative enterprise values for Sage by adding the ranges of present values it derived above. Goldman Sachs then added $424 million, the amount of Sage’s cash and cash equivalents as of March 31, 2025, as provided by and approved for Goldman Sachs’ use by the management of Sage and as described further above in the section captioned “—Certain Financial Projections,” to derive a range of illustrative equity values for Sage. Goldman Sachs then divided the range of illustrative equity values it derived by 66.0 million Shares, the number of fully diluted outstanding shares of Sage, as provided by and approved for Goldman Sachs’ use by the management of Sage, determined using the treasury stock method and taking into account approximately 62.6 million Shares, approximately 1.9 million Company RSUs, approximately 1.2 million Company PSUs and approximately 5.5 million Company Options with a weighted average strike price of $44.84 but excluding Company Options with a strike price greater than $8.50, to derive a range of illustrative present values per Share ranging from $8.70 to $9.45.”

9.

By adding the column containing bold and underlined text to the table beginning on page 60 in the section captioned “—Opinion of Goldman Sachs & Co. LLC—Selected Precedent Transactions Analysis” as follows:

	Selected Transactions
Announcement Date	Target	Acquirer	Enterprise Value ($bn)	Premium to Undisturbed (%)
March 2025	OptiNose, Inc.	Paratek Pharmaceuticals, Inc.	0.3	50%

March 2025	Checkpoint Therapeutics, Inc.	Sun Pharmaceutical Industries Limited	0.4	66%

August 2024	G1 Therapeutics, Inc.	Pharmacosmos A/S	0.4	68%

September 2023	Intercept Pharmaceuticals, Inc.	Alfasigma S.p.A	0.4	82%

January 2023	Albireo Pharma, Inc.	Ipsen Biopharmaceuticals, Inc.	0.7	84%

October 2022	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	0.5	43%

August 2022	Aerie Pharmaceuticals, Inc.	Alcon Research, LLC	0.9	37%

June 2022	Epizyme, Inc.	Ipsen Biopharmaceuticals, Inc.	0.3	53%

June 2022	Radius Health, Inc.	Gurnet Point Capital, LLC	0.9	41%

April 2022	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.	1.0	50%

October 2021	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	0.4	76%

October 2021	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	0.6	47%

October 2020	Biospecifics Technologies Corp.	Endo International plc	0.5	45%

October 2020	AMAG Pharmaceuticals, Inc.	Covis Group S.à.r.l.	0.6	46%

August 2020	Pfenex Inc.	Ligand Pharmaceuticals Incorporated	0.4	57%

May 2020	Stemline Therapeutics Inc.	Menarini Group	0.5	142%

September 2019	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB (publ)	0.8	36%

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the paragraph on page 68 in the section captioned “—Legal Proceedings” and replacing it with the following paragraphs:

“In connection with the Offer and the Merger Agreement, as of July 21, 2025, two complaints have been filed in state court by purported stockholders of Sage. On July 8, 2025, a purported stockholder of Sage filed a complaint against Sage and each member of the Board in the Supreme Court of the State of New York, County of New York, captioned Taylor v. Sage Therapeutics, Inc., et al., Index No. 654060/2025 (the “Taylor Complaint”). On July 9, 2025, a second purported stockholder of Sage filed a complaint against Sage and each member of the Board in the Supreme Court of the State of New York, County of New York, captioned Morgan v. Sage Therapeutics, Inc., et al., Index No. 654094/2025 (together with the Taylor Complaint, the “Complaints”).

The Complaints assert, among other things, claims for negligent misrepresentation and concealment and negligence under New York common law against all defendants. The Complaints allege that this Schedule 14D-9 omitted certain purportedly material information. Among other relief, the Complaints seek (i) an injunction prohibiting consummation of the Transactions, (ii) rescission or actual and punitive damages if the Transactions are consummated, and (iii) an award of the plaintiffs’ fees and expenses, including reasonable attorneys’ and experts’ fees and expenses. The Company has also received certain demand letters from purported stockholders making allegations similar to those contained in the Complaints.

Sage believes the claims asserted in the Complaints and demand letters are without merit.

The outcome of the matters described above cannot be predicted with certainty. Additional demand letters may be received and additional lawsuits may be filed against Sage, the Board, Supernus and/or Purchaser in connection with the Transactions, this Schedule 14D-9 and the Schedule TO. If additional similar demand letters are received or complaints are filed, absent new or different allegations that are material, Sage, Supernus and/or Purchaser will not necessarily announce such additional demand letters or complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE THERAPEUTICS, INC.

By: /s/ Christopher Benecchi
Name: Christopher Benecchi
Title: Chief Operating Officer and Treasurer

Dated: July 21, 2025

[Signature page to 14D-9 Amendment #1]